SCHEDULE A

         To the SUBADVISORY AGREEMENT made as of the 24th day of August, 2006, by and between Allianz Life Advisers, LLC, and Oppenheimer Capital LLC.

Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedules:

FUND                                RATE      AVERAGE DAILY NET ASSETS*

AZL OCC Opportunity Fund            0.60%     First $50 million
                                    0.55%     Next $200 million
                                    0.50%     Thereafter

* When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate. For example, for AZL OCC Opportunity Fund, if average daily net assets are $350 million, a rate of 60 bps would apply to $50 million, a rate of 55 bps would apply to $200 million, and a rate of 50 bps would apply to the remaining $100 million.

The rates set forth above apply to average daily net assets that are subject to the Subadviser's investment discretion in the Funds.

ACKNOWLEDGED:

ALLIANZ INVESTMENT MANAGEMENT LLC          OPPENHEIMER CAPITAL LLC
By:             /s/ Brian Muench           By:        /s/ Mary Ann Schreiber
                -----------------------               --------------------------
Name:           Brian Muench               Name:      Mary Ann Schreiber
                -----------------------               --------------------------
Title                                      Title      Managing Director
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                                                     Updated: November 24, 2008